Exhibit 99.2
Signet Board Changes

Released: 06/04/2005


Mr. James McAdam CBE, Chairman of Signet Group plc, has indicated his intention to retire from the Board no later than at the conclusion of the Company's Annual General Meeting in June 2006. Mr. McAdam was appointed Chairman in January 1992 and also served as Chief Executive between November 1992 and March 2000.


The Company also announces that Mr. Rob Anderson (46), Chief Executive of the UK Division of the Signet Group since January 2003, has been appointed to the Board as an executive director with effect from today. Mr. Anderson joined the Group as COO of the UK division in August 2000. Before joining Signet Mr. Anderson was at Marks & Spencer plc for 19 years, latterly as a Business Unit Director.


There are no further matters to be disclosed pursuant to paragraph 16.4 of the Listing Rules.

ENQUIRIES:

Timothy Jackson , Investor Relations Director,
 Signet Group plc                                      +44 (0) 20 7399 9520

Mike Smith, Brunswick                                  +44 (0) 20 7404 5959


Signet operated 1,758 speciality jewellery stores at 29 January 2005; these included 1,156 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 602 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis".